Motient Corporation
                            10802 Parkridge Boulevard
                              Reston, VA 20191-5416

                                October 9, 2001

BY EDGAR

Barry N. Summer
Assistant Director
Mail Stop 4-7
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0407

Re:                  Request for of Registration Statement
                          on Form S-4 of Motient Corp.,
                               File No. 333-63826
                           --------------------------

Dear Mr. Summer:

     Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended, Motient Corporation, a Delaware corporation, hereby requests to withdraw its registration statement on Form S-4, File No. 333-63826.

     Motient requests to withdraw the registration statement due to the fact that the merger agreement in connection with which Motient proposed to issue shares of its stock under the registration statement has been terminated. Motient believes that a withdrawal of the registration statement is consistent with the public interest and the protection of investors. No securities were offered or sold under or in connection with the registration statement.

     If you have any questions regarding this application, please call our general counsel, Mr. David Engvall at (703) 758-6000. Thank you for your assistance in this matter.

                                    Very truly yours,

                                    MOTIENT CORPORATION

                                    /s/ Walter V. Purnell, Jr.
                                    Walter V. Purnell, Jr.
                                    Chief Executive Officer and President